UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No.     )

Crinetics Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

22663K 107

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Persons Versant Venture Capital V, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,969,926 shares of common stock (2)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 2,969,926 shares of common stock (2)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,969,926 shares of common stock (2)

10.	Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row 9 12.4% (3)

12.	Type of Reporting Person (See Instructions) PN

(1) This Schedule 13G is filed by Versant Venture Capital V, L.P. (“VVC V”), Versant Affiliates Fund V, L.P. (“VAF V”), Versant Ophthalmic Affiliates Fund I, L.P. (“VOA”) and Versant Venture Capital V (Canada) LP (“VVC CAN”).  Versant Ventures V, LLC (“VV V”) is the sole general partner of VVC V, VAF V and VOA.  Samuel D. Colella (“Colella”), William J. Link (“Link”), Bradley Bolzon, Ph.D (“Bolzon”)., Kirk G. Nielsen (“Nielsen”), Thomas Woiwode (“Woiwode”) and Robin L. Praeger (“Praeger”) are managing directors of VV V.  Versant Ventures V GP-GP (Canada), Inc. (“VV V CAN GP”) is the sole general partner of Versant Ventures V (Canada), L.P. (“VV V CAN”, and, together with VVC V, VV V, VAF V, VOA, VVC CAN, and VV V CAN GP, the “Reporting Persons”).  VV V CAN is the sole general partner of VVC CAN.  Colella, Link, Bolzon, Praeger, Nielsen and Woiwode are managing directors of VV V CAN GP.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2) These shares are held by VVC V.  VV V is the sole general partner of VVC V and may be deemed to have voting and investment power over the securities held by VVC V. Colella, Link, Bolzon, Praeger, Nielsen and Woiwode are managing directors of VV V and share voting and dispositive power over the shares held by VVC V.

(3) This calculation is based upon 24,036,983 Common Shares outstanding as of October 31, 2018, as reported in the Issuer’s 10-Q filed with the SEC on November 13, 2018.

1.	Name of Reporting Persons Versant Affiliates Fund V, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 89,336 shares of common stock (2)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 89,336 shares of common stock (2)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 89,336 shares of common stock (2)

10.	Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row 9 0.4% (3)

12.	Type of Reporting Person (See Instructions) PN

(1) This Schedule 13G is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2) These shares are held by VAF V.  VV V is the sole general partner of VAF V and may be deemed to have voting and investment power over the securities held by VAF V. Colella, Link, Bolzon, Praeger, Nielsen and Woiwode are managing directors of VV V and share voting and dispositive power over the shares held by VAF V.

(3) This calculation is based upon 24,036,983 Common Shares outstanding as of October 31, 2018, as reported in the Issuer’s 10-Q filed with the SEC on November 13, 2018.

1.	Name of Reporting Persons Versant Ophthalmic Affiliates Fund I, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 98,989 shares of common stock (2)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 98,989 shares of common stock (2)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 98,989 shares of common stock (2)

10.	Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row 9 0.4% (3)

12.	Type of Reporting Person (See Instructions) PN

(1) This Schedule 13G is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2) These shares are held by VOA.  VV V is the sole general partner of VOA and may be deemed to have voting and investment power over the securities held by VOA. Colella, Link, Bolzon, Praeger, Nielsen and Woiwode are managing directors of VV V and share voting and dispositive power over the shares held by VOA.

(3) This calculation is based upon 24,036,983 Common Shares outstanding as of October 31, 2018, as reported in the Issuer’s 10-Q filed with the SEC on November 13, 2018.

1.	Name of Reporting Persons Versant Ventures V, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 3,158,251 shares of common stock (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 3,158,251 shares of common stock (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,158,251 shares of common stock (2)

10.	Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row 9 13.1% (3)

12.	Type of Reporting Person (See Instructions) OO

(1) This Schedule 13G is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2) These shares are held by VVC V, VAF and VOA.  VV V is the sole general partner of VVC V, VAF and VOA and may be deemed to have voting and investment power over the securities held by VVC V, VAF and VOA. Colella, Link, Bolzon, Praeger, Nielsen and Woiwode are managing directors of VV V and share voting and dispositive power over the shares held by VVC V, VAF and VOA.

(3) This calculation is based upon 24,036,983 Common Shares outstanding as of October 31, 2018, as reported in the Issuer’s 10-Q filed with the SEC on November 13, 2018.

1.	Name of Reporting Persons Versant Venture Capital V (Canada) LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 226,025 shares of common stock (2)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 226,025 shares of common stock (2)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 226,025 shares of common stock (2)

10.	Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row 9 0.9% (3)

12.	Type of Reporting Person (See Instructions) PN

(1) This Schedule 13G is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2) These shares are held by VVC CAN. VV V CAN GP is the sole general partner of VV V CAN and VV V CAN is the sole general partner of VVC CAN. Colella, Link, Bolzon, Praeger, Nielsen and Woiwode are managing directors of VV V CAN GP and share voting and dispositive power over the shares held by VVC CAN.

(3) This calculation is based upon 24,036,983 Common Shares outstanding as of October 31, 2018, as reported in the Issuer’s 10-Q filed with the SEC on November 13, 2018.

1.	Name of Reporting Persons Versant Ventures V GP-GP (Canada), Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 226,025 shares of common stock (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 226,025 shares of common stock (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 226,025 shares of common stock (2)

10.	Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row 9 0.9% (3)

12.	Type of Reporting Person (See Instructions) OO

(1) This Schedule 13G is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2) These shares are held by VVC CAN. VV V CAN GP is the sole general partner of VV V CAN and VV V CAN is the sole general partner of VVC CAN. Colella, Link, Bolzon, Praeger, Nielsen and Woiwode are managing directors of VV V CAN GP and share voting and dispositive power over the shares held by VVC CAN.

(3) This calculation is based upon 24,036,983 Common Shares outstanding as of October 31, 2018, as reported in the Issuer’s 10-Q filed with the SEC on November 13, 2018.

1.	Name of Reporting Persons Versant Ventures V (Canada), L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 226,025 shares of common stock (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 226,025 shares of common stock (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 226,025 shares of common stock (2)

10.	Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row 9 0.9% (3)

12.	Type of Reporting Person (See Instructions) OO

(1) This Schedule 13G is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2) These shares are held by VVC CAN. VV V CAN GP is the sole general partner of VV V CAN and VV V CAN is the sole general partner of VVC CAN. Colella, Link, Bolzon, Praeger, Nielsen and Woiwode are managing directors of VV V CAN GP and share voting and dispositive power over the shares held by VVC CAN.

(3) This calculation is based upon 24,036,983 Common Shares outstanding as of October 31, 2018, as reported in the Issuer’s 10-Q filed with the SEC on November 13, 2018.

Introductory Note: This Statement on Schedule 13G is filed on behalf of the Reporting Persons, in respect of shares of Common Stock, par value $0.001 per share (“Common Stock”), of Crinetics Pharmaceuticals, Inc. (the “Issuer”).

Item 1
	(a)	Name of Issuer: Crinetics Pharmaceuticals, Inc.
Address of Issuer’s Principal Executive Offices: 10222 Barnes Canyon Road, Bldg. #2 San Diego, CA 92121

Item 2
(a)

Name of Person(s) Filing:
Versant Venture Capital V, L.P. (“VVC V”)

Versant Affiliates Fund V, L.P. (“VAF V”)

Versant Ventures V, LLC (“VV V”)

Versant Ophthalmic Affiliates Fund I, L.P. (“VOA”)

Versant Venture Capital V (Canada) LP (“VVC CAN”)

Versant Ventures V GP-GP (Canada), Inc. (“VV V CAN GP”)

Versant Ventures V (Canada), L.P. (“VV V CAN”)

	(b)	Address of Principal Business Office: c/o Versant Ventures One Sansome Street, Suite 3630 San Francisco, CA 94104
	(c)	Citizenship:
		Entities:	VVC V	-	Delaware
			VAF V	-	Delaware
			VV V	-	Delaware
			VOA	-	Delaware
			VVC CAN	-	Ontario, Canada
			VV V CAN GP	-	Delaware
			VV V CAN	-	Delaware
	(d)	Title of Class of Securities: Common Stock
	(e)	CUSIP Number: 22663K 107

Item 3	Not applicable.

Item 4	Ownership.
The following information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2018:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (1)
VVC V	2,969,926	2,969,926	0	2,969,926	0	2,969,926	12.4%
VAF V	89,336	89,336	0	89,336	0	89,336	0.4%
VOA	98,989	98,989	0	98,989	0	98,989	0.4%
VV V	0	0	3,158,251	0	3,158,251	3,158,251	13.1%
VVC CAN	226,025	226,025	0	226,025	0	226,025	0.9%
VV V CAN GP	0	0	226,025	0	226,025	226,025	0.9%
VV V CAN	0	0	226,025	0	226,025	226,025	0.9%

(1) This calculation is based upon 24,036,983 Common Shares outstanding as of October 31, 2018, as reported in the Issuer’s 10-Q filed with the SEC on November 13, 2018.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, the Reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following:   ☐

Item 6	Ownership of More than Five Percent on Behalf of Another Person.
See Items 2(a) and 4.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8	Identification and Classification of Members of the Group.
Not applicable.

Item 9	Notice of Dissolution of Group.
Not applicable.

Item 10	Certification.
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2019

Versant Venture Capital V, L.P.

By:	Versant Ventures V, LLC
Its:	General Partner

By:	/s/ Robin L. Praeger
Robin L. Praeger, Managing Director

Versant Affiliates Fund V, L.P.

By:	Versant Ventures V, LLC
Its:	General Partner

By:	/s/ Robin L. Praeger
Robin L. Praeger, Managing Director

Versant Ophthalmic Affiliates Fund I, L.P.

By:	Versant Ventures V, LLC
Its:	General Partner

By:	/s/ Robin L. Praeger
Robin L. Praeger, Managing Director

Versant Ventures V, LLC

By:	/s/ Robin L. Praeger
Robin L. Praeger, Managing Director

Versant Venture Capital V (Canada) LP

By:	Versant Ventures V (Canada), L.P.
Its:	General Partner

By:	Versant Ventures V GP-GP (Canada), Inc.
Its:	General Partner

By:	/s/ Robin L. Praeger
Robin L. Praeger, Director

Versant Ventures V (Canada), L.P.

By:	Versant Ventures V GP-GP (Canada), Inc.
Its:	General Partner

By:	/s/ Robin L. Praeger
Robin L. Praeger, Director

Versant Ventures V GP-GP (Canada), Inc.

By:	/s/ Robin L. Praeger
Robin L. Praeger, Director

Exhibit 1

Joint Filing Agreement

We, the undersigned, hereby express our agreement that the attached Schedule 13G (or any amendments thereto) relating to the Common Stock of Crinetics Pharmaceuticals, Inc. is filed on behalf of each of us.

February 14, 2019

Versant Venture Capital V, L.P.

By:	Versant Ventures V, LLC
Its:	General Partner

By:	/s/ Robin L. Praeger
Robin L. Praeger, Managing Director

Versant Affiliates Fund V, L.P.

By:	Versant Ventures V, LLC
Its:	General Partner

By:	/s/ Robin L. Praeger
Robin L. Praeger, Managing Director

Versant Ophthalmic Affiliates Fund I, L.P.

By:	Versant Ventures V, LLC
Its:	General Partner

By:	/s/ Robin L. Praeger
Robin L. Praeger, Managing Director

Versant Ventures V, LLC

By:	/s/ Robin L. Praeger
Robin L. Praeger, Managing Director

Versant Venture Capital V (Canada) LP

By:	Versant Ventures V (Canada), L.P.
Its:	General Partner

By:	Versant Ventures V GP-GP (Canada), Inc.
Its:	General Partner

By:	/s/ Robin L. Praeger
Robin L. Praeger, Director

Versant Ventures V (Canada), L.P.

By:	Versant Ventures V GP-GP (Canada), Inc.
Its:	General Partner

By:	/s/ Robin L. Praeger
Robin L. Praeger, Director

Versant Ventures V GP-GP (Canada), Inc.

By:	/s/ Robin L. Praeger
Robin L. Praeger, Director